Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary *	State or Other Jurisdiction of Incorporation or Organization

Net Optics, Inc.	California

Anue Systems, Inc.	Delaware

BreakingPoint Systems, Inc.	Delaware

Catapult Communications Corporation	Nevada

Catapult Communications Corporation Subsidiaries:

Ixia Technologies International Limited	Ireland

Ixia Communications Kabushiki Kaisha	Japan

Ixia Technologies International Limited Subsidiaries:

Ixia Australia Pty. Ltd.	Australia

Ixia Communications Canada Limited	Canada

Ixia Technologies Europe Limited	United Kingdom

Ixia Hong Kong Limited	China

Ixia Technologies (Shanghai) Company Limited	China

Ixia Korea, Ltd.	Korea

IxiaCom Technologies Sdn. Bhd.	Malaysia

Ixia Israel Ltd.	Israel

Ixia Technologies Private Limited	India

Ixia Pte. Ltd.	Singapore

S.C. Ixia SRL	Romania

VeriWave, Inc.	Delaware

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.